Exhibit B-6

Cash Management Policies and Procedures for Administration of

Umbrella Loan Transactions

Parties:	PacifiCorp (PPW) – PacifiCorp Group Holdings Company (PGHC), PacifiCorp (PPW) – Pacific Minerals, Inc. (PMI)

Limits:	PPW may not advance funds to PGHC. PPW advances to PMI are limited to $10 million. Unlimited advances allowed to PPW.

Rate:	Lowest cost PPW commercial paper borrowing for that day, or, if no external borrowing occurs, the next preceding days’ rate, except that after 15 days of no external borrowing, indicative rate for current cost will be used.

Term:	All borrowings shall be payable upon demand of the Lender. No Note shall be outstanding for more than one year.

Policy

Money can be advanced between PacifiCorp and PacifiCorp Group Holdings Company or Pacific Minerals, Inc. pursuant to the terms of the Umbrella Loan Agreement (terms summarized above). The total advances by PacifiCorp are limited to not more than $200 million under current State authorizations. No new parties may be added without State and SEC approval. Under the current SEC financing order, PacifiCorp may not advance funds to PGHC. This facility is used to provide a cash management tool to effectively utilize excess cash within this group on a short term basis.

Operation of the facility, including record keeping and coordination of loans, will be handled by PacifiCorp under the authority of the appropriate officers of the parties. PacifiCorp shall be responsible for the determination of all applicable interest rates and charges to be applied to advances outstanding at any time hereunder, shall maintain records of all advances, interest charges and accruals and interest and principal payments for purposes hereof, and shall prepare periodic reports thereof for the parties.

Effective May 23, 2004

Exhibit B-6

PacifiCorp, as administrator, shall comply with all external reporting requirements as mandated by the various regulatory bodies.

All advances and return of funds under this note shall be made by wire transfer. The PacifiCorp Treasury staff will make a daily determination regarding excess funds transfers under the note between PacifiCorp and PacifiCorp Group Holdings and initiate the appropriate wire transfer. These wires are manually initiated and not a result of a zero balance account (ZBA) or other automated mechanism. It is the practice to bring the note to a zero balance at least quarterly.

In deciding whether to advance or borrow funds, consideration will be given as to returns offered by high quality short-term external investments (e.g. institutional money market funds or other alternatives consistent with investment guidelines outlined in the Board authorizations). It is the policy that PacifiCorp should not undertake new external short term borrowings in order to advance funds. The agreement is intended to allow efficient utilization of excess cash on a short term basis within the group.

Procedures

PPW – PMI

Historically, PMI has had temporary excess cash that they invest with PPW. PMI accounting personnel monitor the cash position of PMI and provide PPW Treasury a weekly forecast which outlines any cash needs or excess cash available. PMI personnel will manually initiate any wires from their account and PPW Treasury manually initiates any wires necessary to return funds to PMI. Prior to any wire transfers being initiated, PMI and PPW treasury personnel confirm that outstanding amounts post the proposed transfer will be in compliance with regulatory authorizations and limits. All such transfers are recorded as they occur by the PPW Treasury Analyst on the Umbrella Loan Note schedule in Excel as outlined below in the Note Schedules section.

Effective May 23, 2004

Exhibit B-6

PMI also maintains external investment accounts such as institutional money market funds and may also invest temporary cash balances in those approved funds.

PPW – PGHC

PPW Treasury staff monitors the cash needs for both PPW and PGHC and initiate all wire transactions for both companies. An initial projection of the following day’s activities and balances is made by the Treasury staff each afternoon after the close of that day’s business. The following morning the Treasury Analyst will evaluate separately the companies’ cash positions for the day and monitor the accounts throughout the morning for any new wire receipts.

At 11:00 am (Pacific time) the analyst will calculate each of the two companies’ net cash positions separately. If PGHC needs cash, the analyst will redeem invested cash from funds invested with either PPW or one of PGHC’s existing external money market accounts. (Note: all external investments must be in accordance with the Company’s board authorizations.) Prior to wire transfers being initiated, Treasury personnel confirm that outstanding amounts post transfer will be in compliance with regulatory authorizations and limits, in particular that PPW will not lend funds to PGHC.

If PGHC has excess cash, the analyst will determine whether PPW has a need for the funds. If so, PGHC may advance the funds to PPW; otherwise, PGHC will invest the excess cash in the external money market account if the amount meets the minimum transaction threshold for that fund.

These funding decisions are evaluated between 11:00 am and 12:00 pm (Pacific time) in order to meet the 12:00 pm transaction deadlines imposed by some of the money market funds. Both PPW and PGHC also have money market accounts with one institution which allows transactions up to 2:00 pm. Given that all wires must be to our bank prior to 2:00 pm to meet their Fed Wire deadline, we effectively have up to 1:30 pm to make any last purchases or redemptions in those particular money market funds. This option allows us to pull balance report information from our bank upon return from the lunch hour and invest funds that were posted to the accounts in that interim period (contingent on the amount meeting the minimum transaction threshold for the fund).

Effective May 23, 2004

Exhibit B-6

All such transfers are recorded by the Treasury Analyst on the Umbrella Loan Note schedule in Excel as outlined below in the Note Schedules section.

Each afternoon, the analyst will provide the Assistant Treasurer separate cash projections for the next day for each of these companies. The Assistant Treasurer will use these projections to determine any external borrowing activities for the next morning. Decisions on external borrowing will take into account any potential use of funds via these internal loan options.

Note Schedules

Schedules to support the activity between parties and calculate interest under the Umbrella Loan Agreement are maintained by a PPW Treasury Analyst using Excel. The monthly files are labeled “UMBmmyy” and are found in the CRC\Excel subfolder of the Treasury shared drive. Each morning, the Treasury Analyst will insert the daily borrowing rate on this schedule. The rate is then fed electronically to the individual companies note schedules. The Treasury Analyst will record all advances/returns on the appropriate note schedule daily or as they occur. At month end, the file is forwarded to the PMI accounting staff for their records.

Monthly interest payments are made on the first business day of the following month. These payments are made via wire transfers between the appropriate companies. A paper copy of each note is kept in the Treasury Department files with that days’ cash management wire detail to support the interest payment.

The Treasury Analyst will send the appropriate accounting documents to Accounts Payable or Account Receivable to record all principal and interest transactions as they occur.

At the beginning of each month, the Treasury Analyst will create a new Excel note file for the current month, bringing forward the outstanding balances information.

Effective May 23, 2004